Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

April 18, 2022

Min S. Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant: File No.: Fund:	Lincoln Variable Insurance Products Trust (“Trust”) 033-263580 LVIP BlackRock Global Allocation Fund (the “Fund”)

Dear Mr. Oh:

The above-referenced Registration Statement on Form N-14, which was filed on March 15, 2022, and amended through a pre-effective amendment on April 18, 2022 (the “Registration Statement”), was filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, for the purpose of registering Standard Class and Service Class shares of the Fund (the “Acquiring Fund”), a series of the Registrant, that will be issued to shareholders of LVIP BlackRock Advantage Allocation Fund and LVIP Franklin Templeton Multi-Asset Opportunities Fund, respectively (together, the “Acquired Funds”), in connection with a transfer of substantially all of the assets of each Acquired Fund to the Acquiring Fund, pursuant to an Agreement and Plan of Reorganization, a form of which was included in the Registration Statement.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust and the Trust’s principal underwriter, Lincoln Financial Distributors, Inc., hereby respectfully request that the effective date of the Trust’s Registration Statement on Form N-14 be accelerated so that it will be effective at 5:30 p.m. Eastern Time, on April 18, 2022, or as soon as practicable thereafter. A definitive combined Proxy Statement/Prospectus will be filed and mailed to Acquired Funds’ shareholders shortly thereafter.

Please call Sam Goldstein at 484-583-8711 if you wish to discuss this correspondence further.

Very truly yours,

Lincoln Variable Insurance Products Trust	Lincoln Financial Distributors, Inc.

By: /s/ Jayson Bronchetti	By: /s/ John C. Kennedy
Name: Jayson R. Bronchetti	Name: John C. Kennedy
Title: President	Title: Chief Executive Officer, President

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